Filed by Mitsubishi UFJ Lease & Finance Company Limited

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Company: Hitachi Capital Corporation (File Number: 333-212534)

Dated September 24, 2020

For Reference Only

Mitsubishi UFJ Lease & Finance	September 24, 2020

News Release

Company Name:	Mitsubishi UFJ Lease & Finance Company Limited
Representative:	Takahiro Yanai, President & CEO
Securities Code:	8593
Listing:	Tokyo Stock Exchange, First Section
Nagoya Stock Exchange, First Section
For inquiries:	Taro Hasegawa, General Manager

Corporate Communications Department

Notice concerning Change of Representative Director

Mitsubishi UFJ Lease & Finance Company Limited (the “Company”) hereby announces that it has determined its plan regarding the representative director of the Company (the “New Integrated Company”) after the business integration (the “Business Integration”) through the absorption-type merger (the “Merger”) between the Company and Hitachi Capital Corporation (“Hitachi Capital”), at the board of directors meeting held on September 24, 2020, as below.

The implementation of the Business Integration is premised on the receipt of necessary authorizations approvals from relevant domestic and overseas authorities, as well as other approvals necessary for its taking effect. The Business Integration is planned to be implemented and become effective on April 1, 2021 upon the approval to be granted at each of the extraordinary meetings of shareholders of the two companies plan to be held in late February 2021.

1.	Reason for Change of Representative Director

As announced in the “Notice concerning Conclusion of Agreement on Business Integration through Merger between Mitsubishi UFJ Lease and Hitachi Capital” dated September 24, 2020, the Company will conduct the Business Integration in the form of an absorption-type merger in which the Company will be the surviving company, and Hitachi Capital will be the merged company, on condition that the Business Integration is approved to be granted at each of the extraordinary meetings of shareholders of the two companies that will be held in late February 2021.

Accordingly, to maximize the effect of the Business Integration promptly and realize the optimal composition of officers to enhance the management system and corporate value of the New Integrated Company after the Business Integration, the Company has continued discussions with Hitachi Capital about the structure of officers of the New Integrated Company after the Business Integration. Eventually, the Company determined at its board of directors meeting, held today, its plan to appoint the chairman (representative director) of the New Integrated Company, as indicated below. Therefore, the representative director of the New Integrated Company is expected to change. The change of representative director of the New Integrated Company is subject to the Merger taking effect, and it will, together with the structure of officers, officially be decided after receiving approvals at the shareholders meeting of the Company to be held in late February 2021 and at the board of directors meeting of the New Integrated Company to be held after the Merger becomes effective.

Takahiro Yanai, current President & CEO (Representative Director) of the Company will continue to serve as President & CEO (Representative Director) of the New Integrated Company.

2.	Change of Representative Director in the New Integrated Company (Effective on April 1, 2021)

	New (effective on April 1, 2021)	Current
Seiji Kawabe	Chairman (Representative Director)	Representative Executive Officer, President and Chief Executive Officer of Hitachi Capital

3.	Career Summary of Representative Director in the New Integrated Company

New Title:	Chairman (Representative Director)
Name:	Seiji Kawabe
Birthday:	September 3, 1955
Biography:	April 1980	Joined Hitachi Capital (Former Hitachi Leasing Ltd.)
	August 2000	General Manager of Sales Dept. II, Kansai Branch Office of Hitachi Capital
	October 2000	General Manager of Sales Dept. II, Kansai Corporate Sales Branch I, Kansai Sales Division of Hitachi Capital
	April 2002	Head of Kansai Corporate Sales Branch and General Manager of Sales Dept. II, Kansai Sales Division of Hitachi Capital
	April 2003	Head of Sales Division I of Hitachi Capital
	September 2007	Co-head of Corporate Sales & Marketing Division and Co-head of Tokyo Sales Division II of Hitachi Capital
	April 2008	Vice President, Executive Officer, and Co-head of the Corporate Sales & Marketing Division of Hitachi Capital
	April 2009	Vice President, Executive Officer, and Head of the Corporate Sales & Marketing Division of Hitachi Capital
	April 2012	Senior Vice President and Executive Officer, in charge of Corporate Business, Hitachi Group Business and Financial Services Business of Hitachi Capital
	April 2014	Senior Vice President, Executive Officer, and Chief Marketing Officer of Hitachi Capital
	April 2015	Senior Vice President, Executive Officer, Chief Marketing Officer, Head of the Corporate Sales & Marketing Division, and Head of the Service Business Division of Hitachi Capital
	April 2016	Representative Executive Officer, President and Chief Executive Officer of Hitachi Capital (present)
	June 2016	Director of Hitachi Capital (present)
Number of the Company’s Shares Owned

0 shares

(Seiji Kawabe holds 18,400 shares of the common stock of Hitachi Capital, and 5.1 shares of the common stock of the Company per share of Hitachi Capital’s common stock will be delivered to him as an allocation associated with the Merger.)

In connection with the Business Integration, a registration statement on Form F-4 may be filed by Mitsubishi UFJ Lease & Finance with the U.S. Securities and Exchange Commission. A Form F-4, if filed, will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Hitachi Capital prior to the scheduled date of the general meeting of shareholders in which voting rights will be exercised for approval of the Business Integration. If a Form F-4 is filed, the Form F-4 submitted will contain important information, such as information about the two companies, information about the Business Integration, and other related information. U.S. shareholders of Hitachi Capital are urged to carefully read the Form F-4, the prospectus, and other documents that may be filed with the SEC in connection with the Business Integration before they vote at the general meeting of shareholders with respect to the Business Integration. All documents filed with the SEC in connection with the Business Integration will be available after the filing, free of charge, on the SEC’s website at www.sec.gov. In addition, these documents will be mailed to shareholders free of charge upon their request.

End